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                               SCIQUEST.COM, INC.
                             5151 MCCRIMMON PARKWAY
                                   SUITE 208
                       MORRISVILLE, NORTH CAROLINA  27560

                                 April 12, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Amy Moorhus

     Re:  SciQuest.com, Inc. (the "Company")
          Registration Statement on Form S-1 (Reg. No. 333-32582)
          (the "Registration Statement")

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions.

     Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Mr. Grant W. Collingsworth, Esq. at (404) 233-7000.


                                 Respectfully,

                                 /s/ James J. Scheuer

                                 James J. Scheuer


cc:  Mr. M. Scott Andrews
     Grant W. Collingsworth, Esq.